Schwartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
LICENSED PUBLIC ACCOUNTANTS
TORONTO• MONTREAL

email **armando.valeri@slf.ca**
Direct Dial **416-780-2248**

SLF

April 11, 2008

United States Securities and Exchange Commission ("SEC")
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Michael Moran, Accounting Branch Chief

Dear Mr. Moran:

Re: First National Power Corporation's (the "Company") 2007 10-KSB for fiscal year ended December 31, 2007

We refer to your letter dated April 9, 2008 to the Company wherein you requested a response to your comment for an understanding of the circumstances which Schwartz Levistky Feldman LLP ("SLF") had taken into consideration in concluding that we were able to serve as the auditor of the Company.

Schwartz Levitsky Feldman LLP is one of the major National firms of Chartered Accountants in Canada with offices in various Provinces. Furthermore, we are the Canadian member of HLB International, an affiliation of accounting firms in over 100 countries, represented by more than 1,430 partners and 9,900 staff in over 400 offices. We have a special division in our office that deals primarily with US filers (registrants). This division is comprised of members who are knowledgeable in US generally accepted accounting principles and US generally accepted auditing standards and the standards of the PCAOB. Included in that division are several US CPA's. The members of this division are updated on a weekly basis on developments in accounting, auditing and SEC matters through various services in both US and Canada which we subscribe to. In addition, members attend relevant live training courses on a regular basis.

We also became registered with the Public Company Accounting Oversight Board ("PCAOB") on November 5, 2003

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel : 416-785-5353
Fax: 416-785-5663
Web Site: www.slf.ca

SLF

Since 1996, we have acted as the auditors of numerous Canadian companies who have sought and are listed on various US exchanges both through the SB-2 and the reverse merger process. As a result of our HLB affiliation, we are approached quite often by clients who are desirous of becoming registrants in the US either through a reverse merger with a US listed shell company or through an S-1, SB-2 or an F-1 filing.

It should be noted that in this case, although the Company has a US address, management is located in Canada.

We trust that the above response adequately addresses the comments relating to our ability to serve as the principal auditor. Should you require any further information or clarification, please contact us.

Yours very truly,

SCHWARTZ LEVITSKY FELDMAN LLP

AValeri

Per: Armando S. Valeri, C.A., CPA (Illinois)